UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___ to ___

Commission file number 1-1204

AMERADA HESS CORPORATION

SAVINGS AND STOCK BONUS PLAN FOR RETAIL

OPERATIONS EMPLOYEES

(Full title of the Plan)

AMERADA HESS CORPORATION

1185 AVENUE OF THE AMERICAS, NEW YORK, N. Y. 10036

(Name of issuer of the securities held pursuant to the Plan
and the address of its principal executive office)

AMERADA HESS CORPORATION

SAVINGS AND STOCK BONUS PLAN

FOR RETAIL OPERATIONS EMPLOYEES

FINANCIAL STATEMENTS

2004

AMERADA HESS CORPORATION

SAVINGS AND STOCK BONUS PLAN FOR RETAIL OPERATIONS EMPLOYEES

STATEMENT OF ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2004	2003
ASSETS

Investments, at fair value
Fidelity funds	$3,717,208	$3,833,297
Amerada Hess Corporation common stock	2,444,627	1,694,103
Short-term investment funds	17,701	8,224

	6,179,536	5,535,624
Loans receivable	170,412	137,753
Interest and dividends receivable	8,879	9,499

Total assets available for benefits	$6,358,827	$5,682,876

See notes to financial statements.

AMERADA HESS CORPORATION

SAVINGS AND STOCK BONUS PLAN FOR RETAIL OPERATIONS EMPLOYEES

STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,
	2004	2003
Investment income
Net appreciation in fair value of investments	$1,097,001	$343,300
Distributions from Fidelity funds	64,237	61,722
Dividends	37,253	37,371
Interest	9,044	10,037

	1,207,535	452,430
Employee contributions	468,209	472,733
Employer contributions (less forfeitures arising from withdrawals)	304,765	303,495
Rollovers from other plans	—	30,217
Administrative fees on employee loans	(4,732)	(3,954)
Transfers to other plans, net	(157,842)	(85,772)

	1,817,935	1,169,149
Less withdrawals	1,141,984	754,739

Increase in assets	675,951	414,410
Total assets available for benefits at beginning of year	5,682,876	5,268,466

Total assets available for benefits at end of year	$6,358,827	$5,682,876

See notes to financial statements.

AMERADA HESS CORPORATION

SAVINGS AND STOCK BONUS PLAN FOR RETAIL OPERATIONS EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2004 and 2003

SUMMARY OF ACCOUNTING POLICIES:

     NOTE 1—The significant accounting policies of the Amerada Hess Corporation Savings and Stock Bonus Plan For Retail Operations Employees (the “Plan”) are summarized below.

   Valuation of Investments. The Plan’s investments are stated at fair value. Fidelity fund values are determined based on net asset values. Amerada Hess Corporation common stock values are based on the closing market prices on the New York Stock Exchange. Short-term investment values are based on redemption values.

   Loans Receivable. Participant loans are valued at their outstanding balances.

   Interest and Dividend Income. Interest and dividend income is recorded to participant accounts as earned.

   Sale of Investments. Gains or losses on sales of Amerada Hess Corporation common stock are based on actual cost. Gains or losses on sales of Fidelity funds are based on average cost.

   Master Trust. The Amerada Hess Corporation Master Trust for Employees’ Savings Plans (the “Master Trust”) was established to combine under one agreement the assets of the Plan and the assets of the Amerada Hess Corporation Employees’ Savings and Stock Bonus Plan (the “Corporate Plan”). The Trustee maintains separate accounts for each participant to allocate the assets and income of the Master Trust to each of the plans.

   Estimates. In preparing financial statements, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.

DESCRIPTION OF PLAN:

     The following description of the Plan is provided for general information only. For more detailed information, participants should refer to the Summary Plan Description or contact the Human Resources Service Center.

     NOTE 2—General. The Plan is a defined contribution plan covering hourly paid employees of Amerada Hess Corporation (the “Company”) working at gasoline stations and convenience stores. Employees may participate in the Plan after completing one year of employment with at least 1,000 hours of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

     NOTE 3—Contributions. At the election of each participating employee, pre-tax amounts contributed under the Plan (up to a maximum of 15% of compensation) are invested by Fidelity Management Trust Company, as Trustee and Custodian of the Plan, in one or more of seventeen Fidelity funds, with varying investment objectives, or in the Amerada Hess Corporation Common Stock Fund (see Note 4 below).

     Employees who attained age 50 by December 31, were eligible to make a separate before-tax “catch-up” contribution of $3,000 during 2004 and $2,000 during 2003. Catch-up contributions are not eligible for matching company contributions and can be made in addition to regular contributions. In 2005 catch-up contributions up to $4,000 will be allowed for employees who attain age 50 by the end of the year.

     Amounts contributed by the employer were 100% of participants’ contributions up to 5% of eligible compensation, reduced by forfeitures of unvested employer contributions. Employees may direct 50% of the employer’s matching contributions to any of the Plan’s investment funds and employees age 55 and older may direct 100% of the employer contributions to any of the Plan’s investment funds. Forfeitures were $22,356 in 2004 and $18,590 in 2003.

AMERADA HESS CORPORATION

SAVINGS AND STOCK BONUS PLAN FOR RETAIL OPERATIONS EMPLOYEES

NOTES TO FINANCIAL STATEMENTS — (Continued)

For the Years Ended December 31, 2004 and 2003

     NOTE 4—Participant Accounts. Each participant’s account is credited with the participant’s contribution and allocations of the Company contribution and Plan earnings. Amounts are contributed to each of the Plan’s investment funds in the proportion designated by each employee, in increments of 1% of the amount contributed. A participant may change investment designations for future contributions or reallocate existing investments to different funds on a daily basis.

     The Trustee does not receive compensation from the Plan. Such compensation and other administrative costs are paid by the Company, except for administrative fees on employee loans, which are charged to participants’ accounts with outstanding loans.

     Following are the investment choices for amounts contributed:

   Fidelity Retirement Money Market Portfolio

   Fidelity U.S. Bond Index Fund

   Fidelity Asset Manager

   Fidelity U.S. Equity Index Commingled Pool

   Fidelity Growth & Income Portfolio

   Fidelity Overseas Fund

   Fidelity Aggressive Growth Fund

   Fidelity Freedom Funds (New funds effective May 2004) *

   Fidelity Low-Priced Stock Fund (Closed to new participants as of July 30, 2004)

   Amerada Hess Corporation Common Stock Fund

   *Nine separate Life Cycle funds based on various retirement years.

     Descriptions and information concerning investment objectives and risk on the above funds are included in the Summary Plan Description or in brochures that were sent to eligible participants. Approximately 1% of the Amerada Hess Corporation Common Stock Fund is held in short-term investment funds to facilitate daily transactions.

     NOTE 5—Vesting. Interest in the Plan attributable to a participant’s contributions shall at all times be vested. Interest in the Plan attributable to the employer’s contributions shall vest when any of the following occurs: (1) retirement under the Amerada Hess Corporation Employees’ Pension Plan; (2) death; (3) total and permanent disability; (4) attainment of age 65; (5) completion of 3 years of service, as defined in the Plan, including periods during which the employee declined to make contributions and the first year of service during which an employee is not eligible for Plan participation; (6) completion of two years of membership in the Plan including membership in the Amerada Hess Corporation Employees’ Savings and Stock Bonus Plan, the HOVENSA Employees’ Savings Plan or a prior Company plan; or (7) termination of participation in the Plan by the employer or termination of the Plan by the Company.

     NOTE 6—Participant Loans. Participants may borrow up to 50% of their entire vested account balance, including their Company matching account, with a minimum of $500 up to a maximum of $50,000. Their vested interests in the Plan serve as collateral for the loans. Loans are amortized in level payments over a period of not more than five years, or not more than 30 years if borrowed for the purpose of acquiring a principal residence, and are repaid with interest at 1% above the prime rate determined at the time the loan is made. Loan origination fees of $35.00 and annual maintenance fees of $15.00 are charged to Plan accounts of participants who borrow from the Plan.

AMERADA HESS CORPORATION

SAVINGS AND STOCK BONUS PLAN FOR RETAIL OPERATIONS EMPLOYEES

NOTES TO FINANCIAL STATEMENTS — (Continued)

For the Years Ended December 31, 2004 and 2003

     NOTE 7—Rollovers From Other Plans. Plan participants and employees, who have not yet become eligible for participation because they have not completed one year of service, may deposit an eligible rollover distribution made by a qualified plan of another employer. Also, they may rollover a distribution from an individual retirement account whose assets were derived solely from the rollover from a qualified plan of another employer. Rollovers are accepted in cash only and are invested according to the participant’s current fund election for contributions. An employee who is not a Plan participant must elect investment options at the time of the rollover. The current market values of amounts rolled over to the Plan can be withdrawn in whole or in part at any time.

     NOTE 8—Payment of Benefits. Upon a total withdrawal or distribution, an employee’s investments in the Fidelity funds are paid in cash. The employee’s investments in the Amerada Hess Corporation Common Stock Fund are distributed either in whole shares of stock of Amerada Hess Corporation (plus the cash equivalent of any fractional shares) or in cash, depending upon the employee’s election.

     Voluntary complete withdrawals from before-tax contribution accounts are permitted only after attainment of age 59½, except that withdrawals of before-tax accounts are permitted in the case of hardship. Generally only employee after-tax contributions and employer contributions made prior to January 1, 2002 are eligible for withdrawal by active employees under age 59½. Terminated employees may withdraw their entire vested balance at any time.

     Partial withdrawals are distributed in cash on a pro rata basis as to the employee’s after-tax contributions in each of the Fidelity funds and the Amerada Hess Corporation Common Stock Fund. Participants who attain age 59½ also may withdraw from their before-tax contribution accounts. These withdrawals also are distributed in cash on a pro rata basis as to the employee’s before-tax contributions in each fund.

     Employees may elect direct rollovers of the taxable portion of their distributions to an individual retirement account, individual retirement annuity or a qualified plan of another employer. Eligible distributions that are not rolled over are subject to federal income tax withholding at 20% and may be subject to an additional 10% tax.

AMERADA HESS CORPORATION

SAVINGS AND STOCK BONUS PLAN FOR RETAIL OPERATIONS EMPLOYEES

NOTES TO FINANCIAL STATEMENTS — (Continued)

For the Years Ended December 31, 2004 and 2003

INVESTMENTS:

     NOTE 9—The following presents investments that represent 5 percent or more of the Plan’s assets:

	December 31,
	2004		2003
Amerada Hess Corporation common stock, 29,675 and 31,862 shares, respectively	$2,444,627	*	$1,694,103	*
Fidelity Growth & Income Portfolio, 14,308 and 15,549 shares, respectively	546,726		553,999
Fidelity Retirement Money Market Portfolio, 1,016,715 and 1,224,943 shares, respectively	1,016,715		1,224,943
Fidelity U.S. Equity Index Commingled Pool, 25,631 and 27,042 shares, respectively	959,107		913,211
Fidelity Asset Manager, 30,240 and 30,496 shares, respectively	490,187		480,617
Fidelity U.S. Bond Index Fund, 42,731 and 43,993 shares, respectively	476,027		492,278

*  Includes nonparticipant-directed investments.

     NOTE 10—During 2004 and 2003 the value of the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) as follows:

	Years Ended December 31,
	2004	2003
Amerada Hess Corporation common stock	$928,294	$(35,777)
Fidelity funds	168,707	379,077

Net appreciation in fair value of investments	$1,097,001	$343,300

AMERADA HESS CORPORATION

SAVINGS AND STOCK BONUS PLAN FOR RETAIL OPERATIONS EMPLOYEES

NOTES TO FINANCIAL STATEMENTS — (Continued)

For the Years Ended December 31, 2004 and 2003

NONPARTICIPANT-DIRECTED INVESTMENTS:

     NOTE 11—Information about the assets and the components of the changes in assets relating to the nonparticipant-directed investments (amounts contributed by the employer in the Amerada Hess Corporation Common Stock Fund) is as follows:

	December 31,
	2004	2003
Assets:

Amerada Hess Corporation common stock	$697,851	$469,012
Short-term investment funds	5,052	2,277
Interest and dividends receivable	2,535	2,630

	$705,438	$473,919

	Years Ended December 31,
	2004	2003
Changes in Assets:
Dividend income	$13,353	$12,748
Interest income on participant loans	594	676
Net appreciation (depreciation) in fair value of assets	264,994	(9,904)
Employer contributions	109,328	151,565
Participant loan withdrawals	(23,564)	(8,667)
Participant loan repayments	6,968	7,059
Administrative fees on employee loans	(1,295)	(1,018)
Transfers to other plans, net	(17,107)	(16,411)
Transfers to participant-directed investments	(6,914)	(70,236)
Withdrawals	(114,838)	(47,124)

Increase in assets	$231,519	$18,688

AMERADA HESS CORPORATION

SAVINGS AND STOCK BONUS PLAN FOR RETAIL OPERATIONS EMPLOYEES

NOTES TO FINANCIAL STATEMENTS — (Continued)

For the Years Ended December 31, 2004 and 2003

OTHER ITEMS:

     NOTE 12—Plan Termination. Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

     NOTE 13—Tax Status. The Plan has received a determination letter from the Internal Revenue Service dated September 16, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. The Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code. In addition, the Plan Administrator will take necessary steps, if any, to maintain the Plan’s qualified status.

     NOTE 14—Transfers to and from other Plans. During 2004 and 2003 certain employee account balances were transferred from or to the Corporate Plan due to job promotions and job changes.

AMERADA HESS CORPORATION

SAVINGS AND STOCK BONUS PLAN FOR RETAIL OPERATIONS EMPLOYEES

NOTES TO FINANCIAL STATEMENTS — (Continued)

For the Years Ended December 31, 2004 and 2003

INVESTMENTS IN MASTER TRUST:

     NOTE 15—The Master Trust covers the Plan and the Corporate Plan. At December 31, 2004 and 2003, the Plan’s interest in the assets of the Master Trust was 2.5% and 3.0%, respectively. The changes in the assets of the Master Trust are based on the combined changes in the assets of the Plan and the Corporate Plan.

     The following table represents the fair value of investments held in the Master Trust:

	December 31,
	2004	2003
Amerada Hess Master Trust investments:
Investments, at fair value
Fidelity Funds	$145,463,761	$110,197,932
Amerada Hess Corporation common stock	96,828,546	70,529,261
Short-term investment funds	701,861	342,067
Loans receivable	6,106,094	4,974,104
Interest and dividends receivable	351,681	395,459
Employer contributions receivable	3,000	—

Total assets available for benefits	$249,454,943	$186,438,823

     The changes in the assets of the Master Trust are as follows:

	Years Ended December 31,
	2004	2003
Investment income	$4,720,200	$3,326,810
Net appreciation in fair value of investments	47,030,072	14,041,323
Employee contributions	17,759,364	16,111,906
Employer contributions	12,815,828	11,732,477
Rollovers from other plans	1,216,841	553,838
Administrative fees on employee loans	(46,281)	(36,959)
Transfers from (to) other plans, net	276,482	(175,483)
Withdrawals	(20,756,386)	(12,742,820)

Net increase	63,016,120	32,811,092
Total assets available for benefits at beginning of year	186,438,823	153,627,731

Total assets available for benefits at end of year	$249,454,943	$186,438,823

Report of Independent Registered Public Accounting Firm

AMERADA HESS CORPORATION EMPLOYEE BENEFIT
PLANS COMMITTEE AND PARTICIPANTS IN THE
AMERADA HESS CORPORATION SAVINGS AND STOCK BONUS
PLAN FOR RETAIL OPERATIONS EMPLOYEES:

We have audited the accompanying statement of assets available for benefits of the Amerada Hess Corporation Savings and Stock Bonus Plan For Retail Operations Employees as of December 31, 2004 and 2003, and the related statement of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

New York, New York
June 21, 2005

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Amerada Hess Corporation Employee Benefit Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

AMERADA HESS CORPORATION SAVINGS AND STOCK BONUS PLAN FOR RETAIL OPERATIONS EMPLOYEES

/s/ K. B. Wilcox

By: K. B. Wilcox
Vice President and Member of the
Amerada Hess Corporation
Employee Benefit Plans Committee

June 24, 2005